Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Contemplated Public Offering in Israel of Additional Series 4 Debentures

Hadera, Israel, August 14, 2008 – Hadera Paper Ltd. (formerly, American Israeli Paper Mills Ltd.) (AMEX:AIP) held on August 13, 2008, an auction for Israeli institutional investors, as part of the contemplated public offering in Israel of additional series 4 debentures pursuant to the shelf prospectus published by the company in Israel on May 26, 2008.

At the auction, the Israeli institutional investors undertook to purchase series 4 debentures in the aggregate principal amount of approximately NIS 300 million (approximately US$ 83.5 million), approximately six times higher than the original contemplated offering size. The closing price set at the auction was NIS 1.042 (approximately US$ 0.28) per each 1 NIS par-value series 4 debenture. The issuance to the Israeli institutional investors is expected to be at a rate of 34.4% of their total undertakings.

Based on the results of the auction, on August 13, 2008, the company’s board of directors resolved to increase the size of the contemplated offering to up to approximately NIS 125 million (approximately US$ 34.8 million) in series 4 debentures.

The company announced that Maalot – Israeli Securities Rating Company Ltd., an affiliate of Standard and Poor’s, which assigned the rating of (AA-)/Negative Outlook to the company’s outstanding series of debentures and the two recently issued series of 3 and 4 debentures, had revised the aggregate principal amount to which the outlook pertains to from NIS 400 million (approximately US$ 111.3 million) up to NIS 435 million (approximately US$ 121 million).

The gross estimated proceeds of the offering, assuming a sale of all of the offered debentures, shall be approximately NIS 125 million (approximately US$ 34.8 million). The interest rates of the series 4 debentures shall be 7.45%.

The proceeds of the offering will be mainly used to partially or fully fund the new production line in the paper packaging field, also know as “Machine 8", as resolved by the company’s board on November 19, 2006, and October 15, 2007. Any excess amount shall be used for general corporate purposes, including working capital, as shall be resolved by the company’s board from time to time.

The debentures to be offered as part of the public offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

There can be no assurance that the company will complete the public offering of the debentures, or that it will raise all or part of the estimated proceeds, as set forth in this release. The company intends to complete the contemplated public offering to the public on August 14, 2008.

Forward looking statements in this release involve a number of risks and uncertainties. These forward looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about the company and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. The forward-looking statements are made as of this date and the company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may otherwise be required by applicable law. A more complete discussion of risks and uncertainties which may affect the accuracy of these statements and the company’s business generally is included in the company’s most recent Annual Report on Form 20-F as filed by the company with the Securities and Exchange Commission.

For further information, please see the report on Form 6-K to be furnished to the Securities and Exchange Commission by the company on August 14, 2008.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il